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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                             (Amendment No. 7)*


                           WESTERBEKE CORPORATION
                           ----------------------
                              (Name of Issuer)


                                COMMON STOCK
                                ------------
                       (Title of Class of Securities)


                                  957547102
                                  ---------
                               (CUSIP Number)


John H. Westerbeke, Jr.                     Copy to:
and Westerbeke Acquisition Corporation      Pepe & Hazard LLP
Myles Standish Industrial Park              Goodwin Square
150 John Hancock Road                       Hartford, CT  06103
Taunton, MA  02780                          (860) 522-5175
(508) 823-7677 Ext. 501                     Attn:  Walter W. Simmers
--------------------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)


                              December 30, 2003
                              -----------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 957547102

      1.    Names of Reporting Persons.  John H. Westerbeke, Jr.
            I.R.S. Identification Nos. of above persons (entities only).


      2.    Check the Appropriate Box if a Member of a Group
            (See Instructions)

            (a)   x

            (b)   .

      3.    SEC Use Only   .

      4.    Source of Funds (See Instructions)   PF.

      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e)

      6.    Citizenship or Place of Organization   U.S.A.


Number of         7.   Sole Voting Power   0.
Shares Bene-
ficially by       8.   Shared Voting Power   1,098,250.
Owned by Each
Reporting         9.   Sole Dispositive Power   0.
Person With
                  10.  Shared Dispositive Power   1,098,250.

      11.   Aggregate Amount Beneficially Owned by Each Reporting Person
            1,098,250

      12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

      13.   Percent of Class Represented by Amount in Row (11)   56.2%.

      14.   Type of Reporting Person (See Instructions)

                         IN

CUSIP No. 957547102

      1. Names of Reporting Persons. Westerbeke Acquisition Corporation I.R.S. Identification Nos. of above persons (entities only).
                  (Applied for).

      2.    Check the Appropriate Box if a Member of a Group (See
            Instructions)

            (a)   x

            (b)   .

      3.    SEC Use Only   .

      4.    Source of Funds (See Instructions)   00.

      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) -

      6.    Citizenship or Place of Organization   Delaware.

Number of         7.   Sole Voting Power   0
Shares Bene-
ficially by       8.   Shared Voting Power   1,098,250.
Owned by Each
Reporting         9.   Sole Dispositive Power   0.
Person With
                  10.  Shared Dispositive Power   1,098,250.

      11.   Aggregate Amount Beneficially Owned by Each Reporting Person
            1,098,250

      12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) x

      13.   Percent of Class Represented by Amount in Row (11)   56.2%.

      14.   Type of Reporting Person (See Instructions)


                         CO

      The Statement on Schedule 13D, dated May 12, 2003 as amended on June 4, 2003, July 16, 2003, August 1, 2003, October 22, 2003, December 12, 2003
and December 23, 2003 filed by John H. Westerbeke, Jr. and Westerbeke Acquisition Corporation ("Acquisition") is hereby further amended by this Amendment No. 7 to reflect the election of Gregory Haidemenos as Chief Financial Officer and Treasurer of Acquisition and the entering into of a stipulation of settlement by the parties to the purported class action lawsuit commenced in May, 2003 against Westerbeke Corporation (the "Company") and its directors, including Mr. Westerbeke, with respect to the proposed merger of the Company with Acquisition. This Amendment No. 7 is being filed by both Mr. Westerbeke and Acquisition.

Item 2.  Identity and Background.

      Item 2 is hereby amended by adding the following language:

      On December 16, 2003, Gregory Haidemenos was elected the Chief Financial Officer and Treasurer of Acquisition. Mr. Haidemenos also is the Chief Financial Officer, Treasurer and Secretary of the Company. Mr. Haidemenos has no beneficial ownership in any securities of Acquisition.

      Mr. Haidemenos business address is Westerbeke Corporation, Myles Standish Industrial Park, 150 John Hancock Road, Taunton, Massachusetts 02780. He is a citizen of the United States.

      During the last five years, Mr. Haidemenos has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 4.  Purpose of Transaction.

      Item 4 is hereby amended by adding the following language:

      On December 30, 2003, a stipulation of settlement was entered into by the parties in the purported class action stockholders litigation commenced in May, 2003 in Delaware against the Company and its directors, including Mr. Westerbeke, with respect to the proposed merger of the Company and Acquisition. The stipulation of settlement outlines the terms and conditions of the settlement of the lawsuit. (See Exhibit 11).

      The entering into of the stipulation of settlement is one of several conditions to the settlement of the lawsuit, including, among others, final approval of the settlement by the Delaware courts and completion of the merger. Because the proposed settlement is subject to such conditions, there can be no assurance that the settlement will be completed on the terms sets forth in the stipulation of settlement.

Item 5.  Interest in Securities of the Issuer.

      Item 5 is hereby amended by adding the following language:

      Mr. Haidemenos has no beneficial ownership in any securities of the Company.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Item 6 is hereby amended by adding the following language:

      Except as otherwise described herein, Mr. Haidemenos has no contract, arrangement, understanding or relationship with respect to the securities of the Company.

Item 7.  Materials to be filed as Exhibits.

      11.  Stipulation of Settlement dated as of December 30, 2003.

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

                                WESTERBEKE ACQUISITION CORPORATION



                                By: /s/ John H. Westerbeke, Jr. 1/16/2004
                                   --------------------------------------
                                   John H. Westerbeke, Jr.
                                   Its President


                                By: /s/ John H. Westerbeke, Jr. 1/16/2004
                                   --------------------------------------
                                   John H. Westerbeke, Jr.